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                                        I
                          INDEPENDENT AUDITORS' REPORT


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       To the Supervisory Board and Board of Management of Koninklijke Philips
       Electronics N.V.

                  We have audited the consolidated financial statements of Koninklijke Philips Electronics N.V. (`Royal Philips Electronics') and subsidiaries as listed in Item 18. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards in the Netherlands which are substantially equivalent to generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Philips Electronics and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles in the Netherlands.

       Generally accepted accounting principles in the Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 1998 and shareholders' equity as of December 31, 1998 and 1997 to the extent summarized in Note 25 to the Consolidated Financial Statements.

       Eindhoven, The Netherlands

                                                       /s/ KPMG Accountants N.V.
       February 9, 1999                                    KPMG ACCOUNTANTS N.V.


                       CONSENT OF THE INDEPENDENT AUDITORS

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       To the Supervisory Board and Board of Management of Koninklijke Philips
       Electronics N.V.

                  We consent to incorporation by reference in the registration statement (No. 33-80027) on Form S-8 and in the registration statement (No. 333-4582) on Form F-3 of Koninklijke Philips Electronics N.V. (`Royal Philips Electronics') of our report dated February 9, 1999, relating to the consolidated balance sheets of Royal Philips Electronics and subsidiaries as of December 31, 1998 and 1997, and the consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1998, included in the December 31, 1998 annual report on Form 20-F of Royal Philips Electronics.

       Eindhoven, The Netherlands

                                                       /s/ KPMG Accountants N.V.
       March 23, 1999                                      KPMG ACCOUNTANTS N.V.